SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series XLV Fixed Rate Notes in a principal amount of USD 10,199,068 due 2026.

The Company informs that on October 22, 2025, will start the payment of the third installment of interests related to the Series XLV Notes issued on April 22, 2024.

Payment Agent:	Caja de Valores S.A.
Date of effective payment:	October 22, 2025
Number of service to be paid:	Third installment of interests
Period comprised by the payment:	April 22, 2025 / October 22, 2025
Concept of payment:	Interest (100%)
Payment Currency:	USD
Outstanding Capital:	USD 10,199,068
Annual Nominal Interest Rate:	6.00%
Amount of interest being paid:	USD 306,810.32

Interests will be paid to the noteholders at whose name the Notes were registered as of October 21, 2025 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 13, 2025